Exhibit 1

PRESS RELEASE

FOR IMMEDIATE RELEASE

Company Contact:

Cary Grossman

Chief Financial Officer

713- 827-2104

cgrossman@gentium.it

Investor Relations Contacts:

U.S.

Lippert/Heilshorn & Assoc.

Kim Sutton Golodetz

Kgolodetz@lhai.com

Anne Marie Fields

afields@lhai.com

212-838-3777

Italy:

Burson-Marsteller

Luca Ricci Maccarini

luca_maccarini@it.bm.com

+39 02.721431

Gentium Announces That an International Working Group Developed Diagnostic Criteria for Stem Cell Transplantation-Associated Microangiopathy (TAM); Outcome to Be Presented in an Oral Session at American Society of Hematology Meeting

VILLA GUARDIA (COMO), Italy, Dec 08, 2005 (BUSINESS WIRE) — Gentium S.p.A. (AMEX:GNT) (the “Company”) announced today that the outcome from an International Working Group, formed with the goal of developing a consensus formulation of the diagnostic criteria necessary for the diagnosis of microangiopathy following stem cell transplantation, will be the subject of an Oral Session to be presented on December 12, 2005 at 11:45 a.m., at the 2005 Annual Meeting of the American Society of Hematology (ASH). The meeting is to take place at the Georgia World Congress Center in Atlanta, Georgia from December 10-13, 2005.

Massimo Iacobelli, Gentium’s chief scientific officer, participated in the International Working Group formed as an initiative of the European Group for Blood and Marrow Transplantation (EBMT) with 15 international experts in microangiopathic disorders and/or transplantation. The purpose was to identify rigorous, consistent and feasible criteria applicable to future clinical trials. Dr. Iacobelli explained, “The spectrum of transplantation-associated microangiopathy (TAM) extends from minor laboratory findings to life-threatening clinical complications, and has not been properly defined. Endothelial injury is probably an important factor. A large number of definitions have been used, but in order to hasten the development of prophylaxis and therapy for this disease, widely accepted and uniform criteria for TAM are essential.” Using the experts’ consensus, the performance (sensitivity and specificity) of 24 possible definitions of the disorder obtained from the core set of criteria was evaluated. The definition of TAM with the highest final score formed the final proposal. This definition has greater than 80% sensitivity and specificity.

Tapani Ruutu, Dept. Medicine, Helsinki Univ. Hospital, Finland will present the paper, “Diagnostic Criteria for Hematopoietic Stem Cell Transplantation-Associated Microangiopathy (TAM): Results of a Consensus Process by an International Working Group.”

Laura Ferro, M.D., Gentium’s chairman and chief executive officer, commented on these findings, “Establishing more clearly defined diagnostic criteria for TAM is critical as one of the problems is the development of life-threatening clinical complications. Understanding the pathogenesis of TAM allows the development of therapeutics to both prevent and treat the disease. Defibrotide, our lead product candidate for the treatment of Veno-Occlusive Disease (VOD) and Multi-System Organ Failure (MOF) Post Stem Cell Transplantation (SCT), has demonstrated an increase in survival rates in clinical studies when used to treat patients suffering from this often fatal disease for which there is no current treatment option. Preliminary scientific data suggests that Defibrotide may also be useful in preventing both VOD and TAM in patients who have undergone SCT. Clearly defined diagnostic criteria for TAM will be beneficial in developing trial protocols which could then be used to test Defibrotide’s potential utility as a preventive therapy for TAM.”

About Severe VOD

Severe VOD is a potentially life-threatening condition in which blood vessels in the liver become blocked, liver failure follows and kidneys cease to function as a result of the toxic effects of cancer treatments such as high dose chemotherapy and radiation, used during SCT. It is considered one of the most important and challenging complications of SCT. Based on the Company’s review of more than 200 published papers, it is estimated that approximately 80% of patients with Severe VOD die within 100 days of SCT without treatment. There currently are no approved treatments for Severe VOD.

About Gentium

Gentium S.p.A. is a biopharmaceutical company located in Villa Guardia (Como), Italy that is focused on the research, discovery and development of drugs derived from DNA extracted from natural sources, and drugs that are synthetic derivatives, to treat and prevent a variety of vascular diseases and conditions related to cancer and cancer treatments. Defibrotide, the Company’s lead product candidate in the U.S., is an investigational drug that has been granted Orphan Drug status by the U.S. FDA to treat veno-occlusive disease (VOD) with multi-system organ failure (“Severe VOD”) and Fast Track designation for the treatment of Severe VOD in recipients of stem cell transplants.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Prospectus filed with the Securities and Exchange Commission under Rule 424(b)(4) under the caption “Risk Factors.”

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